FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

An announcement on the unaudited revenues and certain selected operational data for the first three quarters of 2008 of China Netcom Group Corporation (Hong Kong) Limited ( the“Registrant”), made by the Registrant on October 15, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

ANNOUNCEMENT

 In order to enable shareholders, investors and the general public to better understand the operational performance of China Netcom Group Corporation (Hong Kong) Limited (the  “Company”), the Board of Directors (the “Board”) of the Company announces its unaudited revenues and certain selected operational data for the first three quarters of 2008.

For the first three quarters of 2008, the revenue of the Company was RMB60,679 million, including upfront connection fees of RMB710 million. Excluding upfront connection fees, the revenue of the Company was RMB59,969 million for the first three quarters of 2008, representing a decrease of 1.8% from the same period of 2007.

Selected Unaudited Operational Data

	As at 30 September 2008/ For the period from 1 January 2008 to 30 September 2008	As at 30 September 2007/ For the period from 1 January 2007 to 30 September 2007
Local Access Subscribers (’000)	107,329	114,480
Including: Residential	64,963	67,519
Business	10,699	11,825
Public Telephone	6,848	7,061
PHS	24,819	28,075
Net Increase in Local Access Subscribers (’000)	-3,491	508
Broadband Subscribers (’000)	24,859	18,363
Net Increase in Broadband Subscribers (’000)	5,091	3,935
Local Voice Usage (including Internet dial-up usage) (pulses in millions)	142,811	153,537
Local Voice Usage (excluding Internet dial-up usage) (pulses in millions)	140,551	150,684
Domestic Long Distance Calls (minutes in millions)	19,480	21,617
International Long Distance Calls* (minutes in millions)	242	252
“Personalized Ring” Services Subscribers (’000)	30,770	26,421
Volume of PHS Short Messages (in millions)	3,864	5,885
*           include calls to Hong Kong, Macau and Taiwan

In the third quarter of 2008, the innovative businesses of the Company maintained rapid growth and the contribution from innovative businesses to the Company’s total revenue increased stably. Broadband services are still the major driver of the growth in the Company’s innovative businesses. With strong market demand and the implementation of the “Super Broadband Plan” of the Company, as of 30 September 2008, the number of the Company’s broadband subscribers was 24,859 thousand, or a net addition of 5,091 thousand compared to that as of the end of last year. Although the growth of the Company’s broadband subscriber base was affected by the Beijing Olympics to a certain extent in the third quarter of 2008, a rapid growth momentum is maintained and a year-on-year growth of 35.4% was recorded.

Leveraging the rapidly growing subscriber base, the Company actively promoted network connection speed and placed greater efforts in the building and marketing of broadband content and applications services. In the third quarter of 2008, the trend of broadband subscribers moving to broadband with higher connection speed continued, the broadband content and services were continuously enriched and applications services such as video monitoring and network information security services continued to increase. In the third quarter of 2008, the upgraded “CNC MAX” Client introduced enriched content and the business mode of charging fees for value-added businesses and advertisement on top of the basic fees was further refined. The number of content providers to the “Net Vision Plan” of the Company which was launched in April 2008 increased, with over 40 channels. Because of the enriched content and improving focus of subscribers, as of 30 September 2008, the number of active subscribers of “CNC MAX” Client was over 3,800 thousand. Meanwhile the ability of providing content and applications services by the Company to subscribers was further enhanced. In the third quarter of 2008, applications services including video monitoring and network information security services showed a satisfactory growth momentum and the Internet ID card iPASS service was launched in key cities.

The ARPU of the Company’s broadband services remained stable and moderately increased with the rapid growth of broadband subscriber base in the first three quarters of 2008. This was mainly attributable to the upgrade of network connection speed and the rapid development of broadband content and applications services.

The key strategy of the Company’s information and communications technology (ICT) services in this year is to strengthen its capabilities to provide integrated solutions for enterprises and government as well as to shift towards the high end of the value chain with an aim to improving profitability. According to the ICT services development strategy for this year, in the third quarter of 2008, the Company appropriately controlled the growth of ICT services to reduce the proportion of revenue derived from third party equipment sales with low profitability and shift towards the high end of the value chain including outsourcing services, network management and consulting services. In the third quarter of 2008, the Beijing call center base jointly established by the Company and the Beijing Municipal Government began to operate. In the third quarter of 2008, the revenue from ICT services grew less rapidly but its profitability improved.

In the third quarter of 2008, the operations of the Company’s traditional voice businesses remained under relatively strong pressure.  As of 30 September 2008, the Company had 107,329 thousand local access subscribers, 3,491 thousand less than that at the end of last year. Of this number, fixed-line subscribers declined by 2,121 thousand and PHS subscribers declined by 1,370 thousand compared to the end of last year. Benefiting from the significant progress in the Company’s “CNC Connected” business and its policy of actively developing ICT services, as of 30 September 2008, the Company recorded an increase of 125 thousand enterprise subscribers over the end of last year. In the third quarter of 2008, as a result of mobile substitution and the reduction of operations activities of some enterprises during the period of the Beijing Olympics, our call volume continued to decline. At the same time, with the decline in the roaming charges for mobile voice services, the replacement of fixed-line voice services by mobile voice services became more rapid in long distance voice businesses. As of 30 September 2008, our domestic long distance call volume declined 9.9% and our international long distance call volume declined 4.0% from the same period of last year.

In response to the decline in traditional voice businesses, in the third quarter of 2008, the Company continued to push forward the transformation of the traditional fixed-line businesses to “family-use multimedia information services” with a view to gradually enabling “Family 1+” to provide comprehensive information services covering communications, entertainment and applications to users through different terminals, thereby enhancing the value of the fixed-line network. As of 30 September 2008, there were 10,800 thousand “Family 1+” subscribers. Contributions from the innovative business and application components of “Family 1+” continued to increase. The proportion of “Family 1+” subscribers using broadband services reached approximately 60%. There was satisfactory growth in the voice-based “Mutual Assistance” business among rural subscribers. The increase in the voice-based and broadband-based content and application services of the “Family 1+” service is expected to further unlock the value of our fixed-line network and the replacement of fixed-line business by mobile services is also expected to slow down gradually.

On 15 October 2008, the merger between the Company and China Unicom Limited becomes effective. After the merger with China Unicom Limited, the Company’s competitiveness within its service regions and its ability to provide voice, broadband and multi-media information services to the customers using various networks will be greatly enhanced. In the fourth quarter of 2008, the Company will actively leverage the resources of the two companies in their distribution networks, customer base, network, products varieties and human resources and will continue to increase its efforts in developing the broadband business and further advance the network connection speed and implement the development strategy of broadband content and applications services. The Company will also continue to improve and enrich the “Family 1+” bundled services to maximise customer and network value and stabilize its fixed-line business, with an aim to maintaining the Company’s leading position in fixed-line market.

The Board wishes to remind investors that the above financial and operational data for the first three quarters of 2008 are unaudited.  Investors are cautioned not to unduly rely on such data.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer
Hong Kong, 15 October 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Huo Haifeng
By /s/ Mok Kam Wan

Name:	Huo Haifeng and Mok Kam Wan
Title:	Joint Company Secretaries

Date: October 15, 2008